KERRY

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

[redacted]

07024808

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

26th June, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

26 June, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc advises that yesterday it purchased 1,500,000 A Ordinary Shares. The price paid for these A Ordinary Shares was €20.80.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue is 176,490,535.

- ENDS -

KERRY

RECEIVED

2007 JUN 29 A 8:-5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

25th June, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

KERRY GROUP PLC
RNS ANNOUNCEMENT
25/06/06

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Kerry Group plc

2. Name of shareholder having a major interest

Kerry Co-Operative Creameries Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder at 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Kerry Co-Operative Creameries Ltd

5. Number of shares / amount of stock acquired

None

6. Percentage of issued class

28.15%

7. Number of shares / amount of stock disposed

None

8. Percentage of issued class

N/a

9. Class of security

A Ordinary Shares of 12.5 cent

10. Date of transaction

21 June, 2007

11. Date company informed

22 June, 2007

12. Total holding following this notification

51,965,759

13. Total percentage holding of issued class following this notification

29.20%

14. Any additional information

As a result of a share buy back programme by Kerry Group plc the number of shares in issue has reduced from 184,560,310 to 177,990,535. Thus the percentage shareholding held by Kerry Co-Operative Creameries Ltd has increased notwithstanding that no additional shares were purchased.

15. Name of contact and telephone number for queries

Frank Hayes
+353 66 718 2304

16. Name and signature of authorised company official responsible for making this notification

Brian Durran, Group Secretary

Date of notification

25 June, 2007

KERRY

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

22nd June, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

22 June, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc advises that yesterday it purchased 1,900,000 A Ordinary Shares. The price paid for these A Ordinary Shares was €21.00.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue is 177,990,535.

- ENDS -

KERRY

RECEIVED

2007 JUN 29 A 8: 45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

21st June, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

21 June, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc advises that yesterday it purchased 300,000 A Ordinary Shares. The price paid for these A Ordinary Shares was €20.60.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue is 179,890,535.

- ENDS -

END